i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, Tennessee 37215

August 9, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, NE
Washington, D.C. 20549

Attention: Katherine Bagley

Re: i3 Verticals, Inc.
        Registration Statement on Form S-3
        File No. 333-233126
        Acceleration Request
         Requested Date:  August 9, 2019
         Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, i3 Verticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-233126) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Bass, Berry & Sims PLC by calling Jay Knight at (615) 742-7756.

[Signature page follows]

Sincerely,

             i3 Verticals, Inc.

By: /s/ Paul Maple
Name: Paul Maple
Title: General Counsel and Secretary

[i3 Verticals, Inc. Acceleration Letter]